1800 West Loop South

Suite 1500

Houston, Texas 77027

Main: 713-961-4600

November 7, 2017

United States

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. John Cash

Re:	Quanex Building Products Corporation

Form 10-K for the Year Ended October 31, 2016

Filed December 16, 2016

Forms 8-K filed on December 15, 2016; March 6, 2017; May 30, 2017; and

September 7, 2017

File # 1-33913

Dear Mr. Cash:

On behalf of Quanex Building Products Corporation (the “Company”), this letter is in response to your communication dated October 20, 2017 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the year ended October 31, 2016 filed on December 15, 2016 and the Forms 8-K filed on December 15, 2016; March 6, 2017; May 30, 2017; and September 7, 2017.

The Company acknowledges the Staff’s comment regarding presenting a full non-GAAP income statement when reconciling non-GAAP financial measures to the most directly comparable GAAP measures. We intend to revise future earnings releases in accordance with the guidance provided in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016, whereby we will no longer provide a full non-GAAP income statement. Instead, the earnings release tables will reconcile specifically identified non-GAAP measures to the most directly comparable GAAP measures. Included with this response is a draft of the revised disclosure in tabular format (based on the Company’s quarter ended July 31, 2017) which we intend to use in future earnings releases in place of the original table found in the body of the text of previously issued earnings releases.

In addition to the Company’s response to the Staff’s comment above, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures.

Sincerely,

/s/ Brent Korb
Brent Korb Senior Vice President – Chief Financial Officer

QUANEX BUILDING PRODUCTS CORPORATION

NON-GAAP FINANCIAL MEASURE DISCLOSURE

(In thousands, except per share data)

(Unaudited)

Reconciliation of adjusted net income and adjusted EPS	Three Months Ended July 31, 2017		Three Months Ended July 31, 2016
($ in thousands, except per share data)	Net Income	Diluted EPS	Net Income	Diluted EPS
Net income (loss) as reported	$10,215	$0.29	$(3,976)	$(0.12)
Reconciling items from below	1,277	0.04	13,182	0.39

Adjusted Net income and Adjusted EPS	$11,492	$0.33	$9,206	$0.27

Reconciliation of adjusted EBITDA	Three Months Ended July 31, 2017	Three Months Ended July 31, 2016
($ in thousands, except per share data)	Reconciliation	Reconciliation
Net income (loss) as reported	$10,215	$(3,976)
Income tax (expense) benefit	4,608	(817)
Other, net	(46)	2,523
Interest expense	2,575	22,200
Depreciation and amortization	13,915	12,973

EBITDA	31,267	32,903
Reconciling items from below	899	176

Adjusted EBITDA	$32,166	$33,079

Reconciling items	Three Months Ended July 31, 2017			Three Months Ended July 31, 2016
($ in thousands, except per share data)	Income Statement	Reconciling Items		Income Statement	Reconciling Items
Net sales	$229,367	$—		$248,085	$—
Cost of sales	176,758	—		186,631	(67)	(1)
Selling, general and administrative	20,478	(35)	(2)	28,551	(109)	(2)
Restructuring charges	864	(864)	(3)	—	—

EBITDA	31,267	899		32,903	176
Depreciation and amortization	13,915	(1,277)	(4)	12,973	—

Operating income (loss)	17,352	2,176		19,930	176
Interest expense	(2,575)	—		(22,200)	16,677	(5)
Other, net	46	(39)	(6)	(2,523)	2,239	(6)

Income (loss) before income taxes	14,823	2,137		(4,793)	19,092
Income tax (expense) benefit	(4,608)	(860)	(7)	817	(5,910)	(7)

Net income (loss)	$10,215	$1,277		$(3,976)	$13,182

Diluted earnings (loss) per share	$0.29			$(0.12)

(1)	Relates solely to purchase price accounting inventory step-up impact from HL Plastics acquisition.
(2)	Acquisition related transaction costs.
(3)	Restructuring charges relate to the closure of several manufacturing plant facilities.
(4)	Accelerated depreciation and amortization for restructured PP&E and intangible assets.
(5)	Write off of deferred loan costs, unamortized original issuance discount, and prepayment call premium related to debt refinance.
(6)	Foreign currency transaction (gains) losses.
(7)	Impact on a with and without basis.